PINGIFY INTERNATIONAL INC.
  Suite 2020 (Scotia Place, Tower 1), 10060 Jasper Ave. Edmonton, AB, T5J 1V9.
                    Telephone (780)628-6867 Fax (780)669-5859
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                                                                   April 2, 2012

Jan Woo, Staff Attorney
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Pingify International Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed March 16, 2012
    File No. 333-179505

Dear Ms. Woo:

Thank you for your assistance in the further review of our filing. In response to your comment letter dated March 30, 2012 we have the following responses. We have filed on EDGAR a marked revised copy of our Registration Statement on Form S-1/A which incorporates the changes made in response to your comments as itemized herein.

Risk Factors, page 5

     1. We have added a risk factor that addresses the potential conflict of interest regarding Mr. Bauman acting as both the attorney for the company and escrow agent. We have also added disclosure on the cover page that Mr. Bauman is serving as our escrow agent and is not an independent third party.

Plan of Distribution, page 15

     2. We have disclosed that Wells Fargo is the bank where the trust account funds will be held.

     3.   We have revised both the prospectus and the Escrow Agreement to read:
          The final determination of when all the shares have been sold and the Offering is closed will be based upon the Escrow Agent reviewing the records of the depository institution holding the Escrowed Funds to verify that that the funds have cleared the interbank payment system as reflected in the records of the insured depository institution.

Description of Our Business, page 17

     4. We have updated the business section and other applicable sections to reflect that as of March 8, 2012, the PING ME! app is available through the iTunes store.

Management's Discussion and Analysis or Plan of Operations

Summary, page 28

     5. We have revised to state that: If the shares are not fully sold, the financing is not closed and raised funds are returned to investors, the company's implementation of the business plan would be materially
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          affected. We would be forced to drastically reduce expenses by cutting programmers, sales & marketing experts and website developers who are currently working on an outside contractor basis using currently available funds, until other funding could be secured.

Exhibit

     6. We have revised the disclosure under Section 1.3 of the Escrow Agreement to read: Upon receipt of Escrowed Funds equal to the Minimum Offering Amount, Escrow Agent shall disburse all such Escrowed Funds to ISSUER, and Escrow Agent shall have no further liability to ISSUER either at law or in equity. We have also paid a retainer to the Escrow Agent to cover his fees and any out of pocket expenses. Section 1.9 of the Escrow Agreement has also been updated.

     7.   We have added the following statement to Section 1.4 of the Escrow
          Agreement: The return of the Escrowed Funds to the Investors will take place within three days of the termination of the Offering.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated March 30, 2012. However, we will provide further information upon request.

Sincerely,


/s/ Jason Gray
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Jason Gray
President & Director